

December 16, 2020

Paul Lundstrom
Chief Financial Officer
AEROJET ROCKETDYNE HOLDINGS, INC.
222 N. Pacific Coast Hwy
Suite 500
El Segundo, CA 90245

      Re: AEROJET ROCKETDYNE HOLDINGS, INC.
          Form 10-K for the year ended December 31, 2019
          Filed on February 19, 2020
          File No. 1-01520

Dear Mr. Lundstrom:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 19, 2020

General

1. We note that your forum selection provision, in section tenth of your Certificate of Incorporation filed as exhibit 3.3, identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and

regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing